Exhibit 3.2

AMENDMENTS TO THE BYLAWS, EFFECTIVE FEBRUARY 19, 20151

The following amendments to the Bylaws (the “Bylaws”) of Destination Maternity Corporation (the “Corporation”) were approved by the Board of Directors of the Corporation on February 19, 2015:

1.	Article I, Section 7(a)(iii) is amended as follows:

(iii) Requirements of Recommended Nominee. The notice required pursuant to paragraph (a)(ii) of this Section 7 in connection with a proposed nomination of a person for election or reelection as a director of the Corporation must be accompanied by (A) a written questionnaire with respect to the background and qualification of such recommended nominee and the background of any other person or entity on whose behalf the nomination is being made (which questionnaire shall be provided by the Secretary upon written request), (B) the written consent of each recommended nominee to: (1) provide, within such time period specified by the Corporation, ~~(A)~~ such information concerning the recommended nominee as may reasonably be required by the Nominating and Corporate Governance Committee and/or Board of Directors to determine the eligibility of such recommended nominee to serve as an independent director of the Corporation, that could be material to a reasonable stockholder’s understanding of the independence, or lack thereof, of such proposed nominee, and (2) a background check to confirm the qualifications and character of the recommended nominee, to make such determinations as the Nominating and Corporate Governance Committee or the Board of Directors may deem appropriate or necessary, and (C) the written representation and agreement (in the form provided by the Secretary upon written request) of the recommended nominee that he or she (1) is not and will not become a party to (a) any agreement, arrangement or understanding with, and has not given any commitment or assurance to, any person or entity as to how such person, if elected as a director of the Corporation, will act or vote on any issue or question (a “Voting Commitment”) that has not been disclosed to the Corporation or (b) any Voting Commitment that could limit or interfere with such person’s ability to comply, if elected as a director of the Corporation, with such person’s fiduciary duties under applicable law, (2) is not ~~and will not become~~ a party to any agreement, arrangement or understanding with any person or entity other than the Corporation with respect to any direct or indirect compensation, reimbursement or indemnification in connection with service or action as a director that has not been disclosed ~~therein~~to the Corporation, and that he or she will promptly disclose to the Secretary any such agreement, arrangement or understanding that arises at any time during the nominee’s service on the Board of Directors, and (3) in such person’s individual capacity and on behalf of any person or entity on whose behalf the nomination is being made, would be in compliance if elected as a director of the Corporation, and will comply, with all applicable publicly disclosed corporate governance, conflict of interest, confidentiality and stock ownership and trading policies and guidelines of the Corporation.

[1]	The redlining of the text is shown merely to illustrate the changes made from the current text of the affected Bylaw provisions and such redlining marks are not part of the official text of the amended Bylaws. Text that is stricken represents text in the current versions that has been deleted, and text that is underlined represents text that has been added.

2.	Article II, Section 2, is amended as follows:

Section 2. Term of Office and Election. Each director shall hold office for a term expiring at the next annual meeting of stockholders following his or her election, and until such director’s successor shall have been duly elected and qualified or until his or her earlier death, resignation or removal. Directors shall be elected ~~at each annual meeting of stockholders~~ by ~~a plurality of the votes cast by written ballot~~ the vote of the majority of the votes cast with respect to a director nominee’s election at any meeting of the stockholders called for the purpose of the election of directors at which a quorum is present, provided that if as of a date that is ten (10) days in advance of the date the Corporation files its definitive proxy statement (regardless of whether or not thereafter revised or supplemented) with the Securities and Exchange Commission, the number of nominees exceeds the number of directors to be elected, the directors shall be elected by a plurality of votes cast by the shares entitled to vote in the election.

For the purposes of these Restated Bylaws, a “majority of the votes cast” means that the number of shares voted “for” a director must exceed the number of votes “against” with respect to that director.”

3.	Article II, Section 3, is amended as follows:

Section 3. Resignations. Any director of the Corporation may resign at any time by giving written notice to the Board of Directors or to the President or to the Secretary of the Corporation. The resignation of any director shall take effect at the time specified therein; and unless otherwise specified therein, the acceptance of such resignation shall not be necessary to make it effective. In the event that a director fails to receive the number of votes required for reelection to the Board of Directors, the Nominating and Governance Committee of the Board of Directors (or any successor committee of the Board of Directors) will make a recommendation to the Board of Directors as to whether the Board of Directors should accept the director’s resignation, reject the director’s resignation or take such other action as the Committee may recommend. The Board of Directors will act on the Committee’s recommendation and publicly disclose its decision and the rationale behind such decision within ninety (90) days after certification of the election results.

4.	In Article I, Section 4, the word “then” shall be replaced with the word “than.”